UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

2017 THIRD QUARTER AND FIRST NINE MONTHS RESULTS

Mexico City, October 25, 2017, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest franchise bottler in the world by sales volume, announces results for the third quarter of 2017.

Operational and Financial Highlights

•         Revenues grew 16.6%, while comparable revenues grew 3.9% for the third quarter of 2017.

•         Operating income decreased 2.8%, while comparable operating income grew 3.3% during the third quarter of 2017.

•         Operating cash flow increased 13.7%, while comparable operating cash flow grew 5.2% for the third quarter of 2017.

•         Majority net income increased 39.2% in the third quarter of 2017.

Results Summary

	Third Quarter			Year to Date
	as Reported		Comparable (1)	as Reported		Comparable (1)
	2017	Δ%	Δ%	2017	Δ%	Δ%

Total revenues	49,363	16.6%	3.9%	151,459	25.6%	2.8%
Gross profit	22,016	16.6%	6.6%	67,193	22.9%	5.0%
Operating income	5,487	-2.8%	3.3%	17,744	7.0%	3.5%
Operating cash flow (2)	9,303	13.7%	5.2%	28,638	22.0%	3.5%
Net income attributable to equity holders of the company	3,152	39.2%		10,233	55.5%
Earnings per share (3)	1.50			4.90

Expressed in millions of Mexican pesos.

(1) Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures,  (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods, and (iv) includes the results of Coca-Cola FEMSA Philippines Inc., as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy.

(2) Operating cash flow = operating income + depreciation + amortization & other operative non-cash charges.

(3) 3Q EPS calculated with 2,100.8 million shares outstanding as of September 30 2017. YTD EPS calculated with 2,088.2 million shares, the weighted average of the Company’s outstanding shares over the period.

Message from the Chief Executive Officer

“As we strengthen our focus on improving our operational efficiency, rolling out our portfolio initiatives, and effectively executing at the point of sale across our markets, our revenues and operating cash flow for the third quarter grew 16.6% and 13.7%, respectively, resulting in majority net income growth of 39.2%.

Underscoring our company’s ability to adapt to diverse conditions, our Mexico and Central America division continues implementing our transformational initiatives, which helped mitigate margin pressures and the effects that hurricanes and earthquakes had on the consumer. Importantly, our operations’ effort to maintain our levels of excellence—while supporting our affected communities—merits our recognition. In South America, our affordability initiatives are showing encouraging results in Argentina and Brazil’s recovering consumer environments. In addition, our Brazilian operation continues to improve margins, driven by favorable raw material costs and efficiencies generated by our transformational initiatives. Finally, our operation in the Philippines continues to build on the growth achieved last year, delivering comparable volume and operating cash flow growth.

As we approach the final stretch of the year, we remain focused on our strategic framework to continue strengthening our portfolio, digitizing our operational capabilities, and creating a strong unified corporate culture to continue delivering value for all our stakeholders,” said John Santa Maria Otazua, Chief Executive Officer of the Company.

Press Release 3Q 2017 October 25, 2017	Page 1

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Consolidated results for the third quarter

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of: (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements, (iii) the results of hyperinflationary economies in both periods; and (iv) includes the results of Coca-Cola FEMSA Philippines, Inc., as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy. In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using the DICOM exchange rate published on September 30, 2017, of 3,345.00 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues grew 3.9% in the third quarter of 2017 as compared to the same period of 2016, driven by average price per unit case growth across most of our operations and volume growth in the Philippines and Argentina, partially offset by volume declines in the rest of our operations.

Transactions: Comparable number of transactions declined 0.7%. Our water category grew 5.0% mainly driven by the positive performance of the Philippines, Argentina and Central America. Our sparkling category had a slight contraction of 0.8% driven by growth in Argentina and the Philippines offset by declines in the rest of our operations. Finally, our still beverage category declined 4.2% where growth in Brazil, Argentina and the Philippines was mainly offset by a decline in Colombia.

Volume: Comparable sales volume declined 1.6% in the third quarter of 2017 as compared to the same period in 2016. Our personal water portfolio’s volume grew 2.7% due to a positive performance in most of our operations. Our bulk water portfolio’s volume remained flat, driven by growth in most of our operations which was offset by a decline in Mexico. Our sparkling beverage portfolio’s volume contracted 1.7% despite growth obtained in the Philippines and Argentina. Finally, our still beverage category’s volume decreased 5.9% where growth in Brazil and Argentina was mainly offset by a decline in Colombia.

Gross profit: Comparable gross profit grew 6.6%. Our pricing initiatives, coupled with lower PET and sweetener prices in most of our operations, offset higher sweetener and concentrate prices in Mexico and the depreciation in the average exchange rate of the Argentine Peso, the Philippine Peso, and the Colombian Peso as applied to our U.S. dollar-denominated raw material costs.

Operating Income: Comparable operating income grew 3.3% for the third quarter of 2017 as compared to the same period of 2016.

Operating cash flow: Comparable operating cash flow increased 5.2% in the third quarter of 2017.

As reported figures:

Revenues: Total revenues increased 16.6% to Ps. 49,363 million in the third quarter of 2017, including the acquisition of Vonpar in Brazil and the consolidation of our operation in the Philippines, combined with price increases aligned with or above inflation in key territories such as Mexico, Brazil and Colombia, supported by volume growth in Argentina, the Philippines, and improvements in Brazil; all despite the negative translation effect resulting from the depreciation of all our operating currencies as compared to the Mexican Peso.

Transactions: Reported total number of transactions increased 32.1% to 6,485.1 million in the third quarter of 2017 as compared to the same period in 2016.

Volume: Reported total sales volume increased 16.6% to 960.9 million unit cases in the third quarter of 2017 as compared to the same period in 2016.

Gross profit: Gross profit grew 16.6% to Ps. 22,016 million, and gross margin remained flat at 44.6%.

(Continued on next page)

Press Release 3Q 2017 October 25, 2017	Page 2

Equity method: The reported share of the profits of associates and joint ventures recorded a loss of Ps. 6 million in the third quarter of 2017, compared to a gain of Ps. 49 million recorded in the third quarter of 2016. This is mainly due to (i) the consolidation of Coca-Cola FEMSA Philippines, Inc., which is not included in the equity method as of February 2017 (ii) gains in Jugos Del Valle and our joint ventures in Brazil; and (iii) a loss in our dairy joint venture in Panama.

Operating Income: Operating income declined 2.8% to Ps. 5,487 million, and operating margin contracted 220 basis points to 11.1%, mainly driven by higher labor costs, higher freight costs, and higher diesel and gasoline prices. Due to the consolidation of Coca-Cola FEMSA Philippines in February 2017, the results of this operation are not included in our share of the profit of associates for 2017, as compared to 2016. These effects were partially offset by an operative foreign exchange gain.

Other non-operative expenses, net: Other non-operative expenses, net, recorded an expense of Ps. 597 million, compared to Ps. 806 million during the third quarter of 2016, due mainly to negative currency fluctuation effects in our Venezuela operation.

Comprehensive financing result: Comprehensive financing result in the third quarter of 2017 recorded an expense of Ps. 295 million, compared to an expense of Ps. 1,860 million in the same period of 2016.

During the third quarter of 2017, we recorded an interest expense of Ps. 2,170 million, compared to Ps. 1,925 million in the third quarter of 2016. This increase was driven by: (i) the interest rate increase from swapping U.S. dollar-denominated debt to Brazilian Real and Mexican Peso-denominated debt, as part of our strategy to eliminate our U.S. dollar net debt exposure; (ii) additional interest expense related to our refinancing strategy, as we issued new debt in Mexican Pesos at the end of June and made a partial early redemption of U.S. dollar-denominated notes in August; (iii) additional debt related to the acquisition of Vonpar; and (iv) the interest rate increase in Mexico.

These effects were partially offset by the decrease of interest rates in Brazil, the average exchange rate depreciation of the Brazilian Real compared to the Mexican Peso as applied to the existing Brazilian Real-denominated interest expense, and the reduction of debt in Argentina.

In addition, for the third quarter, we recorded a foreign exchange gain of Ps. 97 million as compared to a loss of Ps. 432 million in 2016, which was generated as a result of the quarterly depreciation of the Mexican peso as applied to our U.S. dollar-denominated net debt position in 2016.

During the third quarter of 2017, we recorded a gain on monetary position in inflationary subsidiaries of Ps. 1,301 million as compared to Ps. 478 million during the same period of 2016, related to higher inflation during the period in our operation in Venezuela.

Market value on financial instruments recorded a gain of Ps. 203 million as compared to a loss of Ps. 134 million in the third quarter of 2016 due to the recent decrease of interest rates in Brazil as applied to our floating rate cross-currency swaps.

Income tax: During the third quarter of 2017, reported income tax as a percentage of income before taxes was 28.0%, compared to 23.2% in the same period of 2016. The increase of the tax rate in 2017 resulted from (i) a higher effective tax rate in Colombia; and (ii) a higher effective tax rate in the Philippines. These effects were not fully offset by tax efficiencies and ongoing efforts to reduce non-deductibles across our operations.

Net income: Reported consolidated net controlling interest income increased 39.2% to Ps. 3,152 million in the third quarter of 2017, resulting in reported earnings per share (EPS) of Ps. 1.50 (Ps. 15.01 per ADS).

Operating cash flow: Operating cash flow grew 13.7% to Ps. 9,303 million, and operating cash flow margin contracted 50 basis points to 18.8%.

Press Release 3Q 2017 October 25, 2017	Page 3

Balance Sheet (1)

As of September 30, 2017, we had a cash balance of Ps. 20,206 million, including US$209 million denominated in U.S. dollars, an increase of Ps. 9,730 million as compared to December 31, 2016. This difference was mainly driven by the cash obtained from the issuance of shares to former Vonpar’s shareholders, the consolidation of the Philippines, and the cash flow generation across our territories.

As of September 30, 2017, total short-term debt was Ps. 2,155 million, and long-term debt was Ps. 76,510 million. Total debt decreased by Ps. 10,244 million, compared to year-end 2016, mainly due to the positive translation effect resulting from the appreciation of the end-of-period exchange rate of the Mexican Peso as applied to our U.S. dollar-denominated debt position. Net debt decreased by Ps. 19,974 million compared to year-end 2016.

The weighted average cost of debt for the quarter, including the effect of debt swapped to Brazilian Reals and Mexican Pesos at a floating and fixed rates, was 8.72%, a reduction as compared to the second quarter 2017 due mainly to the reduction of interest rates in Brazil. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of September 30, 2017.

Currency	% Total Debt(2)	% Interest Rate Floating(2)(3)
Mexican Pesos	44.8%	3.2%
U.S. Dollars	0.8%	0.0%
Colombian Pesos	2.9%	72.8%
Brazilian Reals	51.3%	84.7%
Argentine Pesos	0.1%	0.0%

Debt Maturity Profile

Maturity Date	2017	2018	2019	2020	2021	2022+
% of Total Debt	0.2%	14.3%	8.5%	12.0%	8.1%	57.0%

(1)      See page 18 for detailed information.

(2)      After giving effect to cross-currency swaps.

(3)      Calculated by weighting each year’s outstanding debt balance mix.

Selected Financial Ratios

	LTM 2017	FY 2016	Δ %
Net debt including effect of hedges (1)(3)	65,742	80,043	-17.9%
Net debt including effect of hedges / Operating cash flow (1)(3)	1.76	2.26
Operating cash flow/ Interest expense, net (1)	4.63	5.25
Capitalization (2)	37.1%	41.3%

(1) Net debt = total debt - cash
(2) Total debt / (long-term debt + shareholders' equity)
(3) After giving effect to cross-currency swaps.

Press Release 3Q 2017 October 25, 2017	Page 4

Mexico & Central America Division

(Mexico, Guatemala, Nicaragua, Costa Rica and Panama)

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of: (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements, (iii) the results of hyperinflationary economies in both periods; and (iv) includes the results of Coca-Cola FEMSA Philippines, Inc., as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy. In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using the DICOM exchange rate published on September 30, 2017, of 3,345.00 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues from our Mexico and Central America division increased 4.1% in the third quarter of 2017, compared to the same period in 2016, driven by an increase in average price per unit case in Mexico, partially offset by volume declines in the division.

Transactions: Total transactions in our Mexico and Central America division declined 4.1% in the third quarter of 2017. Our sparkling beverage portfolio’s transactions contracted 4.3%. Our still beverage category’s transactions decreased by 4.7%. Our water transactions, including bulk water, remained flat driven mainly by flat performance in Mexico, not fully offset by growth in Central America.

Volume: Total sales volume for the division decreased 3.0% in the third quarter of 2017, compared to the same period of 2016. Volume decline during the quarter was mostly generated by natural disasters impacting the region. Our sparkling beverage category’s volume declined 3.6% in the division, driven by colas and partially offset by a flat performance in our flavored sparkling portfolio. Our still beverage category’s volume declined 1.6% while our personal water portfolio’s volume grew 2.0% driven by positive performance in both Mexico and Central America. Our bulk water portfolio’s volume declined 2.5% in the division due to a contraction in Mexico, which was not fully offset by growth in Central America.

Gross profit: Comparable gross profit grew 2.4% in the third quarter of 2017 as compared to the same period in 2016. In Mexico our pricing initiatives, lower PET prices, and the appreciation of the average exchange rate of the Mexican Peso as applied to U.S. dollar-denominated raw material costs were offset by the increase of concentrate cost, higher prices of sweeteners. and an unfavorable currency hedging position. In Central America, lower sweetener, PET, and aluminum prices were partially offset by the depreciation of the average exchange rates of local currencies as applied to U.S. dollar-denominated raw material costs.

Operating income: Comparable operating income in the division decreased 7.0% in the third quarter of 2017 as compared to the same period in 2016.

Operating cash flow: Comparable operating cash flow decreased 1.8% in the third quarter of 2017 as compared to the same period in 2016.

As reported figures:

Revenues: Reported total revenues increased 3.2% in the third quarter of 2017, driven by an average price per unit case increase in Mexico, offset by volume declines in the division.

Gross profit: Reported gross profit increased 1.6% in the third quarter of 2017, and gross profit margin reached 48.6%, a gross margin contraction of 70 basis points.

Operating income: Reported operating income decreased 8.2% in the third quarter of 2017, and operating income margin reached 15.2%, contracting 190 basis points during the period, due mainly to extraordinary one-time expenses related to earthquake relief, an increase in freight expenses, higher diesel and gasoline prices in Mexico, and higher labor costs in Central America. In addition, due to the consolidation of Coca-Cola FEMSA Philippines, the results of this operation are not included in the share of the profit of associates for 2017, as compared to 2016.

Operating cash flow: Reported operating cash flow decreased 2.5% in the third quarter of 2017, resulting in a margin contraction of 120 basis points, reaching 21.6%.

Press Release 3Q 2017 October 25, 2017	Page 5

South America Division

(Colombia, Venezuela, Brazil and Argentina)

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of: (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements, (iii) the results of hyperinflationary economies in both periods; and (iv) includes the results of Coca-Cola FEMSA Philippines, Inc., as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy. In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using the DICOM exchange rate published on September 30, 2017, of 3,345.00 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues increased 3.1%, driven mainly by an average price per unit case increase in most of our operations and volume growth in Argentina, which were not fully offset by volume declines in Colombia and Brazil.

Transactions: Comparable transactions in the division declined 3.3% during the third quarter of 2017. Our sparkling beverage portfolio’s transactions decreased 2.5% driven by growth in Argentina offset by a decline in Colombia and Brazil. Our still beverage category’s transactions decreased 10.9% where growth in Brazil and Argentina was offset by Colombia. Our water transactions, including bulk water, decreased 1.8% driven by growth in Argentina and a flat performance in Brazil.

Volume: Comparable total sales volume in South America contracted 3.0% during the third quarter of 2017 as compared to the same period of 2016. Our sparkling beverage category’s volume decreased 3.3%, driven by growth in Argentina, offset by Brazil and Colombia. Our still beverage category’s volume decreased 3.8% driven by growth in Brazil and Argentina, offset by Colombia. Our personal water category’s volume declined 3.8%, where growth in Argentina and Brazil was offset by Colombia. Our bulk water business’s volume grew 13.5%, driven by growth in all territories.

Gross profit: Comparable gross profit increased 11.4% as a result of our pricing initiatives, the benefit of lower PET and sweetener prices, and the appreciation of the Brazilian Real as applied to U.S. dollar-denominated raw material costs, which offset the depreciation of the average exchange rate of the Argentine Peso and the Colombian Peso as applied to U.S. dollar-denominated raw material costs.

Operating income: Comparable operating income in the division increased 18.3% as compared to the same period in 2016.

Operating cash flow: Comparable operating cash flow increased 13.6% as compared to the same period of 2016.

As reported figures:

Revenues: Reported total revenues grew 7.1% to Ps. 21,226 million in the third quarter of 2017, driven by the integration of Vonpar in Brazil, coupled with price increases aligned with inflation in Brazil and Colombia, volume growth in Argentina, and an improving performance in Brazil. These effects were partially offset by volume declines in Colombia and Venezuela and the negative translation effect resulting from the depreciation of all operating currencies of the division as compared to the Mexican Peso.

Transactions: Reported total number of transactions increased 3.8% to 2,076.1 million in the third quarter of 2017 as compared to the same period in 2016.

Volume: Reported total sales volume increased 4.2% to 315.3 million unit cases in the third quarter of 2017 as compared to the same period in 2016.

Gross profit: Reported gross profit increased 13.5% to Ps. 8,810 million in the third quarter of 2017, and gross profit margin expanded 230 basis points to 41.5%.

Operating income: Reported operating income grew 0.7% to Ps. 1,801 million in the third quarter of 2017, resulting in a margin of 8.5%, a contraction of 50 basis points.

Operating cash flow: Reported operating cash flow grew 17.9% to reach Ps. 3,580 million in the third quarter of 2017, resulting in a margin of 16.9%, an expansion of 160 basis points.

Press Release 3Q 2017 October 25, 2017	Page 6

Asia Division

(The Philippines)

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of: (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements, (iii) the results of hyperinflationary economies in both periods; and (iv) includes the results of Coca-Cola FEMSA Philippines, Inc., as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy. In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using the DICOM exchange rate published on September 30, 2017, of 3,345.00 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues increased 6.1% during the third quarter of 2017, driven by volume growth.

Transactions: Comparable transactions increased 9.0% in the third quarter of 2017. Our sparkling beverage portfolio’s transactions increased 7.5%. Our still beverage category’s transactions increased by 7.9%. Our water transactions, including bulk water, increased 49.1%.

Volume: Comparable total sales volume increased 7.0% in the third quarter of 2017. Our sparkling beverage category’s volume grew 9.1%, driven by 9.9% growth in colas and 7.7% growth in flavors. Our still beverage category’s volume, excluding powders, increased 28.7%. Our personal water category’s volume increased 32.4%. Our bulk water business volume grew 12.6%.

Gross profit: Comparable gross profit increased 15.8% as compared to the same period of 2016, mainly driven by lower prices of sweeteners and PET resin, partially offset by the devaluation of the Philippine Peso as applied to our U.S. dollar-denominated raw material costs.

Operating income: Comparable operating income increased to Ps. 145 million during the third quarter of 2017.

Operating cash flow: Comparable operating cash flow increased 35.0% as compared to the same period of 2016.

Press Release 3Q 2017 October 25, 2017	Page 7

YTD Consolidated Results

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of: (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements, (iii) the results of hyperinflationary economies in both periods; and (iv) includes the results of Coca-Cola FEMSA Philippines, Inc., as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy. In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using the DICOM exchange rate published on September 30, 2017, of 3,345.00 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues grew 2.8%, driven by average price per unit case growth across most of our operations and volume growth in Mexico and the Philippines, which was partially offset by volume declines in the rest of our operations.

Transactions: Comparable number of transactions declined 3.2%. Our sparkling beverage portfolio’s transactions declined 3.4%, driven by growth in Argentina, offset by the rest of our operations. Our still beverage category’s transactions decreased 3.9%, driven by growth in Mexico, Argentina, and the Philippines offset by declines in Colombia and Brazil. Our water transactions, including bulk water, remained flat, driven by growth in Mexico and the Philippines, offset by the rest of our operations.

Volume: Comparable sales volume contracted 2.6% in the first nine months of 2017 as compared to the same period in 2016. Our sparkling beverage portfolio’s volume declined 2.9%, driven by growth in the Philippines and a flat performance in Mexico, offset by a contraction in South America. Our still beverage category’s volume declined 4.2%, driven by growth in Mexico and Argentina that was offset by declines in other operations. Our personal water portfolio’s volume decreased 1.0%, driven mainly by growth in Mexico, Central America and the Philippines offset by contractions in South America. Our bulk water portfolio’s volume declined 0.3%, driven by growth in the Philippines and a flat performance in Mexico, which were offset by declines in South America and Central America.

Gross profit: Comparable gross profit grew 5.0%. Our pricing initiatives, coupled with our currency and raw material hedging strategies, offset higher sweetener prices and the depreciation in the average exchange rate of the Mexican Peso, the Argentine Peso, and the Philippine Peso as applied to U.S dollar-denominated raw material costs.

Operating Income: Comparable operating income grew 3.5% in the first nine months of 2017.

Operating cash flow: Comparable operating cash flow increased 3.5% in the first nine months of 2017.

As reported figures:

Revenues: Total revenues increased 25.6% to Ps. 151,459 million in the first nine months of 2017, including the results of the Vonpar acquisition in Brazil and the consolidation of our operation in the Philippines beginning in February. Total revenues were also driven by price increases aligned with or above inflation in key territories, supported by the positive translation effect resulting from the appreciation of the Brazilian Real and the Colombian Peso, despite the depreciation of the Argentine Peso, the Philippine Peso, and the Venezuelan Bolivar; all as compared to the Mexican Peso.

Transactions: Reported total number of transactions increased 27.9% to 18,917.0 million in the first nine months of 2017 as compared to the same period in 2016.

Volume: Reported total sales volume increased 14.2% to 2,837.3 million unit cases in the first nine months of 2017 as compared to the same period in 2016.

Gross profit: Gross profit grew 22.9% to Ps. 67,193 million, and gross margin declined 90 basis points to 44.4%.

Equity method: The reported share of the profits of associates and joint ventures recorded a gain of Ps. 5 million in the first nine months of 2017, compared to a gain of Ps. 318 million recorded in the first nine months of 2016. This is due to (i) the consolidation of Coca-Cola FEMSA Philippines, Inc., which is no longer included in the equity method as of February 2017, (ii) gains from our Jugos Del Valle joint venture and our joint ventures in Brazil; and (iii) a loss in our dairy joint venture in Panama.

(Continued on next page)

Press Release 3Q 2017 October 25, 2017	Page 8

Operating Income: Operating income increased 7.0% to Ps. 17,744 million, and operating margin contracted 200 basis points to 11.7%, due mainly to an increase in operating expenses, partially offset by an operative foreign exchange gain.

Other non-operative expenses, net: Other non-operative expenses, net, recorded an expense of Ps. 707 million, compared to expenses of Ps. 1,839 million during the first nine months of 2016, due mainly to the negative currency fluctuation effects in our operation in Venezuela, partially offset by income related to the consolidation of Coca-Cola FEMSA Philippines.

Comprehensive financing result: Our comprehensive financing result in the first nine months of 2017 recorded an expense of Ps. 3,190 million, compared to an expense of Ps. 5,687 million in the same period of 2016.

During the first nine months of 2017, we recorded an interest expense of Ps. 6,829 million, compared to Ps. 5,336 million in the first nine months of 2016. This increase was driven by: (i) the interest rate increase from swapping U.S. dollar-denominated debt to Brazilian Real and Mexican Peso-denominated debt, as part of our strategy to eliminate our U.S, dollar net debt exposure; (ii) additional debt related to the acquisition of Vonpar; (iii) the average exchange rate appreciation of the Brazilian Real compared to the Mexican Peso as applied to our existing Brazilian Real-denominated interest expense; and (iv) the interest rate increase in Mexico. These effects were partially offset by the decrease of interest rates in Brazil and the reduction of debt in Argentina.

In addition, for the first nine months, we recorded a foreign exchange gain of Ps. 279 million as compared to a loss of Ps. 1,838 million in 2016, which resulted from the depreciation of the Mexican peso as applied to our U.S. dollar-denominated net debt position in 2016.

During the first nine months of 2017, we recorded a gain on monetary position in inflationary subsidiaries of Ps. 2,163 million as compared to Ps. 794 million during the same period of 2016 related to our operation in Venezuela.

Market value on financial instruments recorded a gain of Ps. 556 million due to the recent decrease of interest rates in Brazil as applied to our floating rate cross-currency swaps.

Income tax: During the first nine months of 2017, reported income tax as a percentage of income before taxes was 21.3%, compared to 25.1% in the same period of 2016. This reduction was driven mainly by the one-time non-operative income recorded in connection with the consolidation of Coca-Cola FEMSA Philippines, Inc. in February.

Net income: Reported consolidated net controlling interest income increased 55.5% to Ps. 10,233 million in the first nine months of 2017, resulting in reported earnings per share (EPS) of Ps. 4.90 (Ps. 49.00 per ADS).

Operating cash flow: Operating cash flow grew 22.0% to Ps. 28,638 million, and operating cash flow margin contracted 60 basis points to 18.9%.

Press Release 3Q 2017 October 25, 2017	Page 9

Recent Developments

•         During September 2017, Coca-Cola FEMSA was selected as a member of the Dow Jones Sustainability Emerging Markets Index for the fifth consecutive year.

•         As of November 1, 2017, we will pay the second installment of the 2016 dividend in the amount of Ps. 1.67 per share.

Conference Call Information

Our third quarter 2017 conference call will be held on October 25, 2017, at 12:00 P.M. Eastern Time (11:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 800-839-7875 or International: 719-457-2628. Participant code: 6110147. We invite investors to listen to the live audio cast of the conference call on the Company’s website, www.coca-colafemsa.com. If you are unable to participate live, the conference call audio will be available at www.coca-colafemsa.com.

Mexican Stock Exchange Quarterly Filing

Coca-Cola FEMSA encourages the reader to refer to our quarterly filing to the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) for more detailed information. This filing contains a detailed cash flow statement and selected notes to the financial statements, including segment information. This filing is available at www.bmv.com.mx in the Información Financiera section for Coca-Cola FEMSA (KOF) and on our corporate website at www.coca-colafemsa.com/inversionistas/registros-bmv.

Press Release 3Q 2017 October 25, 2017	Page 10

Additional Information

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

All the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance we are including the term “Comparable.” This means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of: (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements, (iii) the results of hyperinflationary economies in both periods, and (iv) includes the results of Coca-Cola FEMSA Philippines, Inc., as if the consolidation had taken place at the beginning of the first quarter of 2016. Currently, the only operation that qualifies as a hyperinflationary economy is Venezuela. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability.

As a result of newly issued KOF L shares, year-to-date earnings per share were computed based on 2,088.2 million shares, the weighted average outstanding shares over the period. At the end of September 2017, total outstanding shares were 2,100.8 million shares (each ADS represents 10 local shares).

For reporting purposes, all corporate expenses, including the equity method recorded from our stake of the results of Coca-Cola FEMSA Philippines, Inc., were included in the results of the Mexico and Central America division. Starting on February 2013 and ending on January 2017, we incorporated our stake of the results of Coca-Cola FEMSA Philippines, Inc. through the equity method.

About the Company

Stock listing information: Mexican Stock Exchange, Ticker: KOFL | NYSE (ADR), Ticker: KOF | Ratio of KOF L to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. is the largest franchise bottler in the world by sales volume. The company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 154 brands to more than 375 million consumers daily. With over 100 thousand employees, the company markets and sells approximately 4 billion unit cases through 2.8 million points of sale a year. Operating 66 manufacturing plants and 328 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain.  The company is a member of the Dow Jones Sustainability Emerging Markets Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among other indexes.  Its operations encompass franchise territories in Mexico, Brazil, Colombia, Argentina, and Guatemala and, nationwide, in the Philippines, Venezuela, Nicaragua, Costa Rica, and Panama. For more information, please visit www.coca-colafemsa.com.

For additional information or inquiries contact the Investor Relations team:

•         Maria Dyla Castro | mariadyla.castro@kof.com.mx | (5255) 1519-5186

•         Jorge Collazo | jorge.collazo@kof.com.mx | (5255) 1519-5218

•         Tania Ramírez | tania.ramirez@kof.com.mx | (5255) 1519-5013

 (7 pages of tables to follow)

Press Release 3Q 2017 October 25, 2017	Page 11

Quarter - Consolidated Income Statement
Expressed in millions of Mexican pesos(1)
	3Q 17	% Rev	3Q 16	% Rev	Δ % Reported	Δ % Comparable (8)
Transactions (million transactions)	6,485.1		4,908.2		32.1%	-0.7%
Volume (million unit cases) (2)	960.9		824.5		16.6%	-1.6%
Average price per unit case (2)	48.37		49.01		-1.3%
Net revenues	49,252		42,242		16.6%
Other operating revenues	112		109		2.5%
Total revenues (3)	49,363	100.0%	42,351	100.0%	16.6%	3.9%
Cost of goods sold	27,347	55.4%	23,474	55.4%	16.5%
Gross profit	22,016	44.6%	18,877	44.6%	16.6%	6.6%
Operating expenses	16,264	32.9%	13,195	31.2%	23.3%
Other operative expenses, net	260	0.5%	87	0.2%	199.8%
Operative equity method (gain) loss in associates(4)	6	0.0%	(49)	-0.1%	-112.2%
Operating income (5)	5,487	11.1%	5,644	13.3%	-2.8%	3.3%
Other non operative expenses, net	597	1.2%	806	1.9%	-25.9%
Non Operative equity method (gain) loss in associates(6)	(40)	-0.1%	0	0.0%	-11943.1%
Interest expense	2,170		1,925		12.7%
Interest income	274		153		79.1%
Interest expense, net	1,896		1,772		7.0%
Foreign exchange loss (gain)	(97)		432		-122.4%
Loss (gain) on monetary position in inflationary subsidiries	(1,301)		(478)		172.1%
Market value (gain) loss on financial instruments	(203)		134		-251.4%
Comprehensive financing result	295		1,860		-84.1%
Income before taxes	4,635		2,978		55.6%
Income taxes	1,296		691		87.7%
Consolidated net income	3,339		2,287		46.0%
Net income attributable to equity holders of the company	3,152	6.4%	2,265	5.3%	39.2%
Non-controlling interest	186		23		720.2%
Operating income (5)	5,487	11.1%	5,644	13.3%	-2.8%
Depreciation	2,788		1,853		50.5%
Amortization and other operative non-cash charges	1,028		683		50.5%
Operating cash flow (5)(7)	9,303	18.8%	8,180	19.3%	13.7%	5.2%

CAPEX	3,292		2,742

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results.

(3) Includes total revenues of Ps. 20,332 million from our Mexican operation, Ps. 13,190 million from our Brazilian operation, Ps. 3,415 million from our Colombian operation, Ps. 2,851 million from our Argentine operation, and Ps. 4,899 million from our Philippines operation for the third quarter of 2017; and Ps. 19,362 million from our Mexican operation, Ps. 10,676 million from our Brazilian operation, Ps. 3,849 from our Colombian operation, and Ps. 2,774 million from our Argentine operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps.  2,768 million for the third quarter of 2017 and Ps. 1,836 million for the same period of the previous year.

(4) Includes equity method in Jugos del Valle, Leao Alimentos, Estrella Azul, among others. For the 3Q16 includes Coca-Cola FEMSA Philippines, Inc.
(5) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(6) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes among others.
(7) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(8) Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures,  (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods,  and (iv) includes the results of Coca-Cola FEMSA Philippines Inc, as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Press Release 3Q 2017 October 25, 2017	Page 12

YTD - Consolidated Income Statement
Expressed in millions of Mexican pesos(1)
	YTD 17	% Rev	YTD 16	% Rev	Δ % Reported	Δ % Comparable (8)
Transactions (million transactions)	18,917.0		14,793.1		27.9%	-3.2%
Volume (million unit cases) (2)	2,837.3		2,483.8		14.2%	-2.6%
Average price per unit case (2)	50.22		46.46		8.1%
Net revenues	151,193		120,296		25.7%
Other operating revenues	266		332		-19.8%
Total revenues (3)	151,459	100.0%	120,628	100.0%	25.6%	2.8%
Cost of goods sold	84,266	55.6%	65,950	54.7%	27.8%
Gross profit	67,193	44.4%	54,678	45.3%	22.9%	5.0%
Operating expenses	49,473	32.7%	38,291	31.7%	29.2%
Other operative expenses, net	(20)	-0.0%	129	0.1%	-115.2%
Operative equity method (gain) loss in associates(4)	(5)	-0.0%	(318)	-0.3%	-98.4%
Operating income (5)	17,744	11.7%	16,576	13.7%	7.0%	3.5%
Other non operative expenses, net	707	0.5%	1,839	1.5%	-61.6%
Non Operative equity method (gain) loss in associates(6)	(66)	-0.0%	(71)	-0.1%	-7.4%
Interest expense	6,829		5,336		28.0%
Interest income	641		430		49.0%
Interest expense, net	6,188		4,906		26.1%
Foreign exchange loss (gain)	(279)		1,838		-115.2%
Loss (gain) on monetary position in inflationary subsidiries	(2,163)		(794)		172.4%
Market value (gain) loss on financial instruments	(556)		(263)		111.1%
Comprehensive financing result	3,190		5,687		-43.9%
Income before taxes	13,913		9,121		52.5%
Income taxes	2,966		2,288		29.6%
Consolidated net income	10,947		6,833		60.2%
Net income attributable to equity holders of the company	10,233	6.8%	6,581	5.5%	55.5%
Non-controlling interest	714		252		183.4%
Operating income (5)	17,744	11.7%	16,576	13.7%	7.0%
Depreciation	7,892		5,231		50.9%
Amortization and other operative non-cash charges	3,002		1,666		80.2%
Operating cash flow (5)(7)	28,638	18.9%	23,473	19.5%	22.0%	3.5%

CAPEX	9,642		6,893

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results.

(3) Includes total revenues of Ps. 59,806 million from our Mexican operation, Ps. 41,500 million from our Brazilian operation, Ps. 10,514 million from our Colombian operation, and Ps. 9,579 million from our Argentine operation for the first nine months of 2017;  Ps. 55,337 million from our Mexican operation, Ps. 29,011 million from our Brazilian operation, Ps. 10,856 from our Colombian operation, and Ps. 8,145 million from our Argentine operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 8,695 million for the first nine months of 2017 and Ps. 4,899 million for the same period of the previous year.

(4) Includes equity method in Jugos del Valle, Leao Alimentos, Estrella Azul, one month of 2017 and nine months of 2016 from Coca-Cola FEMSA Philippines, Inc., among others.
(5) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(6) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes among others.
(7) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(8) Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures,  (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods,  and (iv) includes the results of Coca-Cola FEMSA Philippines Inc, as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Press Release 3Q 2017 October 25, 2017	Page 13

Mexico & Central America Division
Expressed in millions of Mexican pesos(1)
Quarterly information
	3Q 17	% Rev	3Q 16	% Rev	Δ % Reported	Δ % Comparable(6)
Transactions (million transactions)	2,789.9		2,908.4		-4.1%	-4.1%
Volume (million unit cases)	506.1		521.9		-3.0%	-3.0%
Average price per unit case	45.89		43.13		6.4%
Net revenues	23,223		22,512
Other operating revenues	15		14
Total revenues (2)	23,239	100.0%	22,527	100.0%	3.2%	4.1%
Cost of goods sold	11,942	51.4%	11,412	50.7%
Gross profit	11,297	48.6%	11,114	49.3%	1.6%	2.4%
Operating expenses	7,652	32.9%	7,244	32.2%
Other operative expenses, net	57	0.2%	42	0.2%
Operative equity method (gain) loss in associates (3)	48	0.2%	(27)	-0.1%
Operating income (4)	3,540	15.2%	3,855	17.1%	-8.2%	-7.0%
Depreciation, amortization & other operative non-cash charges	1,475	6.3%	1,288	5.7%
Operating cash flow (4)(5)	5,015	21.6%	5,143	22.8%	-2.5%	-1.8%

Accumulated information
	YTD 17	% Rev	YTD 16	% Rev	Δ % Reported	Δ % Comparable(6)
Transactions (million transactions)	8,467.8		8,567.0		-1.2%	-1.2%
Volume (million unit cases)	1,522.8		1,523.4		-0.0%	-0.0%
Average price per unit case	45.45		42.62		6.7%
Net revenues	69,218		64,926
Other operating revenues	41		39
Total revenues (2)	69,259	100.0%	64,965	100.0%	6.6%	6.3%
Cost of goods sold	35,375	51.1%	32,518	50.1%
Gross profit	33,883	48.9%	32,447	49.9%	4.4%	4.1%
Operating expenses	23,051	33.3%	21,393	32.9%
Other operative expenses, net	(36)	-0.1%	190	0.3%
Operative equity method (gain) loss in associates (3)	94	0.1%	(300)	-0.5%
Operating income (4)	10,774	15.6%	11,164	17.2%	-3.5%	-1.3%
Depreciation, amortization & other operative non-cash charges	4,117	5.9%	3,627	5.6%
Operating cash flow (4)(5)	14,890	21.5%	14,791	22.8%	0.7%	0.3%

(1) Except volume and average price per unit case figures.
(2) For the quarter: Includes total revenues of Ps. 20,332 million from our Mexican operation for the third quarter of 2017 and 19,362 for the same period of the previous year
YTD information: Includes total revenues of Ps. 59,806 million from our Mexican operation for the first nine months of 2017 and 55,337 for the same period of the previous year
(3) For the quarter: Includes equity method in Jugos del Valle, Estrella Azul, among others.
For YTD information: Includes Jugos del Valle, Estrella Azul, one month of 2017 and nine months of 2016 of Coca-Cola FEMSA Philippines, Inc., among others.
(4) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(5) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(6) Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures,  (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods, and (iv) includes the results of Coca-Cola FEMSA Philippines Inc, as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Press Release 3Q 2017 October 25, 2017	Page 14

South America Division
Expressed in millions of Mexican pesos(1)
Quarterly information
	3Q 17	% Rev	3Q 16	% Rev	Δ % Reported	Δ % Comparable(7)
Transactions (million transactions)	2,076.1		1,999.8		3.8%	-3.3%
Volume (million unit cases) (2)	315.3		302.5		4.2%	-3.0%
Average price per unit case (2)	58.24		59.15		-1.5%
Net revenues	21,129		19,729
Other operating revenues	96		95
Total revenues (3)	21,226	100.0%	19,824	100.0%	7.1%	3.1%
Cost of goods sold	12,416	58.5%	12,061	60.8%		0.0%
Gross profit	8,810	41.5%	7,763	39.2%	13.5%	11.4%
Operating expenses	6,883	32.4%	5,951	30.0%
Other operative expenses, net	167	0.8%	45	0.2%
Operative equity method (gain) loss in associates (4)	(42)	-0.2%	(22)	-0.1%
Operating income (5)	1,801	8.5%	1,789	9.0%	0.7%	18.3%
Depreciation, amortization & other operative non-cash charges	1,779	8.4%	1,249	6.3%
Operating cash flow (5)(6)	3,580	16.9%	3,038	15.3%	17.9%	13.6%

Accumulated information
	YTD 17	% Rev	YTD 16	% Rev	Δ % Reported	Δ % Comparable(7)
Transactions (million transactions)	6,005.0		6,226.2		-3.6%	-9.4%
Volume (million unit cases) (2)	922.1		960.4		-4.0%	-9.1%
Average price per unit case (2)	63.84		52.55		21.5%
Net revenues	67,557		55,370
Other operating revenues	226		293
Total revenues (3)	67,783	100.0%	55,663	100.0%	21.8%	0.1%
Cost of goods sold	40,217	59.3%	33,432	60.1%
Gross profit	27,566	40.7%	22,231	39.9%	24.0%	6.8%
Operating expenses	21,644	31.9%	16,898	30.4%
Other operative expenses, net	(35)	-0.1%	(60)	-0.1%
Operative equity method (gain) loss in associates (4)	(99)	-0.1%	(19)	-0.0%
Operating income (5)	6,057	8.9%	5,412	9.7%	11.9%	7.6%
Depreciation, amortization & other operative non-cash charges	5,325	7.9%	3,269	5.9%
Operating cash flow (5)(6)	11,382	16.8%	8,681	15.6%	31.1%	6.1%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results.

(3) Quarter information: Includes total revenues of Ps. 13,190 million from our Brazilian operation, Ps. 3,415 million from our Colombian operation, and Ps. 2,851 million from our Argentine operation for the third quarter of 2017; and Ps. 10,676 million from our Brazilian operation, Ps. 3,849 from our Colombian operation, and Ps. 2,774 million from our Argentine operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 2,768 million for the third quarter of 2017 and Ps. 1,836 million for the same period of the previous year.

(3) Year to date information: Includes total revenues of Ps. 41,500 million from our Brazilian operation, Ps. 10,514 million from our Colombian operation, and Ps. 9,579 million from our Argentine operation for the first nine months of 2017; and Ps. 29,011 million from our Brazilian operation, Ps. 10,856 from our Colombian operation, and Ps. 8,145 million from our Argentine operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 8,695 million for the first nine months of 2017 and Ps. 4,899 million for the same period of the previous year.

(4) Includes equity method in Leao Alimentos, Verde Campo, among others.
(5) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(6) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(7) Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures,  (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods, and (iv) includes the results of Coca-Cola FEMSA Philippines Inc, as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Press Release 3Q 2017 October 25, 2017	Page 15

Venezuela Operation
Expressed in millions of Mexican pesos(1)
Quarterly information
	3Q 17	% Rev	3Q 16	% Rev	Δ % Reported
Transactions (million transactions)	129.3		195.1		-33.7%
Volume (million unit cases)	18.8		35.3		-46.7%
Average price per unit case	94.20		71.61		31.5%
Net revenues	1,770		2,525
Other operating revenues	-		-
Total revenues	1,770	100.0%	2,525	100.0%	-29.9%
Cost of goods sold	1,522	86.0%	1,804	71.5%
Gross profit	248	14.0%	721	28.5%	-65.6%
Operating expenses	942	53.2%	695	27.5%
Other operative expenses, net	20	1.2%	38	1.5%
Operating income	(715)	-40.4%	(12)	-0.5%	5743.2%
Depreciation, amortization & other operative non-cash charges	939	53.0%	451	17.9%
Operating cash flow (2)	224	12.7%	439	17.4%	-48.9%

Accumulated information
	YTD 17	% Rev	YTD 16	% Rev	Δ % Reported
Transactions (million transactions)	318.1		635.2		-49.9%
Volume (million unit cases)	44.7		119.6		-62.6%
Average price per unit case	138.38		63.99		116.2%
Net revenues	6,189		7,651
Other operating revenues	-		-
Total revenues	6,189	100.0%	7,651	100.0%	-19.1%
Cost of goods sold	4,953	80.0%	5,022	65.6%
Gross profit	1,236	20.0%	2,630	34.4%	-53.0%
Operating expenses	2,991	48.3%	2,444	31.9%
Other operative expenses, net	(22)	-0.4%	5	0.1%
Operating income	(1,733)	-28.0%	180	2.4%	-1060.7%
Depreciation, amortization & other operative non-cash charges	2,616	42.3%	1,046	13.7%
Operating cash flow (2)	884	14.3%	1,226	16.0%	-27.9%

(1) Except volume and average price per unit case figures.
(2) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

Press Release 3Q 2017 October 25, 2017	Page 16

Asia Division
Expressed in millions of Mexican pesos(1)
Quarterly information
	3Q 17	% Rev	Δ % Comparable(4)
Transactions (million transactions)	1,619.1		9.0%
Volume (million unit cases) (2)	139.5		7.0%
Average price per unit case (2)	35.11
Net revenues	4,899
Other operating revenues	-
Total revenues (3)	4,899	100.0%	6.1%
Cost of goods sold	2,989	61.0%
Gross profit	1,910	39.0%	15.8%
Operating expenses	1,728	35.3%
Other operative expenses, net	36	0.7%
Operating income (5)	145	3.0%	1933.0%
Depreciation, amortization & other operative non-cash charges	562	11.5%
Operating cash flow (5)(6)	707	14.4%	35.0%

Accumulated information
	YTD 17	% Rev	Δ % Comparable(4)
Transactions (million transactions)	4,444.2		0.3%
Volume (million unit cases) (2)	392.3		0.9%
Average price per unit case (2)	36.75
Net revenues	14,417
Other operating revenues	-
Total revenues (3)	14,417	100.0%	-1.9%
Cost of goods sold	8,674	60.2%
Gross profit	5,743	39.8%	3.0%
Operating expenses	4,778	33.1%
Other operative expenses, net	51	0.4%
Operating income (5)	914	6.3%	43.5%
Depreciation, amortization & other operative non-cash charges	1,452	10.1%
Operating cash flow (5)(6)	2,366	16.4%	14.0%

(1) Except volume and average price per unit case figures.
(2) YTD Includes the results of February to September
(3) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(4) Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures,  (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods, and (iv) includes the results of Coca-Cola FEMSA Philippines Inc, as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Press Release 3Q 2017 October 25, 2017	Page 17

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.
		Sep-17		Dec-16
Assets
Current Assets		.
Cash, cash equivalents and marketable securities	Ps.	20,206	Ps.	10,476
Total accounts receivable		12,073		15,005
Inventories		11,240		10,744
Other current assets		10,464		9,229
Total current assets		53,983		45,454
Property, plant and equipment
Property, plant and equipment		126,202		106,696
Accumulated depreciation		(50,729)		(41,408)
Total property, plant and equipment, net		75,473		65,288
Investment in shares		11,292		22,357
Intangibles assets and other assets		123,607		123,964
Other non-current assets		18,824		22,194
Total Assets	Ps.	283,179	Ps.	279,256

Liabilities and Equity
Current Liabilities
Short-term bank loans and notes payable	Ps.	2,155	Ps.	3,052
Suppliers		18,796		21,489
Other current liabilities		21,244		15,327
Total current liabilities		42,195		39,868
Long-term bank loans and notes payable		76,510		85,857
Other long-term liabilities		29,040		24,298
Total liabilities		147,745		150,023
Equity
Non-controlling interest		16,341		7,096
Total controlling interest		119,093		122,137
Total equity		135,434		129,233
Total Liabilities and Equity	Ps.	283,179	Ps.	279,256

Press Release 3Q 2017 October 25, 2017	Page 18

Quarter - Volume & Transactions
For the three months ended September 30, 2017 and 2016

Volume
Expressed in million unit cases
	3Q 2017					3Q 2016
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	340.0	23.6	73.3	27.4	464.3	353.2	23.3	75.2	27.9	479.7
Central America	34.4	2.5	0.1	4.9	41.9	35.0	2.3	0.1	4.9	42.3
Mexico & Central America	374.4	26.1	73.4	32.2	506.1	388.2	25.6	75.3	32.7	521.9
Colombia	51.2	6.0	5.0	5.7	67.9	56.1	7.2	4.7	7.6	75.8
Venezuela	16.2	1.8	0.2	0.6	18.8	29.9	3.4	0.1	1.9	35.3
Brazil	161.8	9.4	1.5	9.2	181.9	130.2	8.2	1.1	7.4	146.9
Argentina	37.6	4.6	0.9	3.5	46.6	37.0	4.3	0.5	2.8	44.6
South America	266.8	21.8	7.6	19.1	315.3	253.2	23.1	6.5	19.7	302.5
Philippines	110.1	6.5	9.4	13.6	139.5	-	-	-	-	-
Asia	110.1	6.5	9.4	13.6	139.5	-	-	-	-	-
Total	751.2	54.4	90.4	64.9	960.9	641.4	48.7	81.8	52.5	824.5
(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
Expressed in million transactions
	3Q 2017					3Q 2016
	Sparkling	Water		Still	Total	Sparkling	Water		Still	Total
Mexico	2,027.5	175.9		223.3	2,426.7	2,128.2	176.7		234.6	2,539.5
Central America	286.1	14.8		62.3	363.1	289.5	14.3		65.0	368.8
Mexico & Central America	2,313.5	190.7		285.6	2,789.9	2,417.7	191.0		299.6	2,908.4
Colombia	388.1	91.6		55.5	535.2	424.3	97.2		84.2	605.7
Venezuela	105.7	17.3		6.3	129.3	148.1	32.0		15.0	195.1
Brazil	984.6	81.7		106.0	1,172.2	817.5	71.1		83.0	971.5
Argentina	191.9	24.3		23.3	239.4	185.0	21.8		20.7	227.5
South America	1,670.2	214.8		191.1	2,076.1	1,574.8	222.1		202.9	1,999.8
Philippines	1,419.5	77.5		122.2	1,619.1	-	-		-	-
Asia	1,419.5	77.5		122.2	1,619.1	-	-		-	-
Total	5,403.2	483.0		598.9	6,485.1	3,992.5	413.1		502.5	4,908.2

Press Release 3Q 2017 October 25, 2017	Page 19

YTD - Volume & Transactions
For the nine months ended September 30, 2017 and 2016

Volume
Expressed in million unit cases
	YTD 2017					YTD 2016
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	1,012.6	75.7	223.7	84.9	1,397.0	1,016.4	72.6	223.9	80.1	1,393.0
Central America	103.3	7.6	0.4	14.5	125.9	107.9	7.5	0.5	14.6	130.5
Mexico & Central America	1,115.9	83.3	224.2	99.4	1,522.8	1,124.2	80.2	224.3	94.7	1,523.4
Colombia	145.2	16.9	14.2	17.4	193.7	167.6	22.1	16.0	24.9	230.6
Venezuela	38.3	4.4	0.3	1.7	44.7	101.3	9.7	1.1	7.4	119.6
Brazil	479.6	28.2	4.6	26.0	538.4	406.4	27.2	4.1	23.9	461.5
Argentina	116.8	15.0	2.4	11.1	145.3	119.8	16.9	2.4	9.6	148.7
South America	780.0	64.5	21.5	56.1	922.1	795.2	75.9	23.6	65.8	960.4
Philippines (3)	311.3	18.3	24.3	38.5	392.3	-	-	-	-	-
Asia	311.3	18.3	24.3	38.5	392.3	-	-	-	-	-
Total	2,207.2	166.1	270.0	194.0	2,837.3	1,919.4	156.0	247.9	160.5	2,483.8
(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
Expressed in million transactions
	YTD 2017					YTD 2016
	Sparkling	Water		Still	Total	Sparkling	Water		Still	Total
Mexico	6,119.3	560.8		697.2	7,377.2	6,208.2	548.0		681.5	7,437.6
Central America	856.7	46.1		187.7	1,090.5	887.6	47.0		194.7	1,129.3
Mexico & Central America	6,976.0	606.9		884.9	8,467.8	7,095.7	595.1		876.2	8,567.0
Colombia	1,109.6	231.3		171.8	1,512.7	1,272.1	290.4		257.2	1,819.7
Venezuela	261.3	41.9		14.9	318.1	482.3	86.5		66.4	635.2
Brazil	2,903.3	249.2		294.2	3,446.7	2,539.9	236.5		265.9	3,042.3
Argentina	579.0	76.1		72.4	727.5	577.3	81.4		70.2	728.9
South America	4,853.1	598.6		553.3	6,005.0	4,871.5	694.9		659.8	6,226.2
Philippines (3)	3,920.0	214.1		310.1	4,444.2	-	-		-	-
Asia	3,920.0	214.1		310.1	4,444.2	-	-		-	-
Total	15,749.1	1,419.6		1,748.3	18,917.0	11,967.3	1,289.9		1,536.0	14,793.1
(3) YTD information for the Philippines includes February to September

Press Release 3Q 2017 October 25, 2017	Page 20

Macroeconomic Information
Third quarter 2017

Inflation(1)

	LTM	3Q 17	YTD
Mexico	6.55%	1.62%	4.26%
Colombia	4.35%	0.12%	3.59%
Venezuela (2)	1158.69%	153.43%	556.23%
Brazil	2.20%	0.08%	1.81%
Argentina	25.12%	4.86%	17.31%
Philippines	3.78%	0.88%	2.35%
(1) Source: inflation estimated by the company based on historic publications from the Central Banks of each country.
(2) Inflation based on unofficial publications.

Average Exchange Rates for each Period (3)

	Quarterly Exchange Rate (local currency per USD)			Accumulated Exchange Rate (local currency per USD)
	3Q 17	3Q 16	Δ %	YTD 17	YTD 16	Δ %
Mexico	17.82	18.72	-4.8%	18.94	18.27	3.7%
Guatemala	7.29	7.55	-3.4%	7.36	7.64	-3.7%
Nicaragua	30.23	28.79	5.0%	29.87	28.45	5.0%
Costa Rica	577.25	556.68	3.7%	572.43	548.15	4.4%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Colombia	2,976.12	2,951.04	0.8%	2,938.94	3,067.67	-4.2%
Venezuela	3,035.00	646.09	369.7%	1,675.25	437.17	283.2%
Brazil	3.16	3.25	-2.6%	3.17	3.56	-10.8%
Argentina	17.28	14.95	15.6%	16.23	14.56	11.5%
Philippines	50.84	47.06	8.0%	50.23	46.95	7.0%

End of Period Exchange Rates

	Quarter Exchange Rate (local currency per USD)			Previous Quarter Exchange Rate (local currency per USD)
	Sep 2017	Sep 2016	Δ %	Jun 2017	Jun 2016	Δ %
Mexico	18.20	19.50	-6.7%	17.90	18.91	-5.4%
Guatemala	7.34	7.52	-2.3%	7.34	7.64	-4.0%
Nicaragua	30.41	28.97	5.0%	30.04	28.61	5.0%
Costa Rica	574.13	558.80	2.7%	579.87	554.20	4.6%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Colombia	2,936.67	2,879.95	2.0%	3,038.26	2,916.15	4.2%
Venezuela	3,345.00	658.89	407.7%	2,640.00	628.34	320.2%
Brazil	3.17	3.25	-2.4%	3.31	3.21	3.1%
Argentina	17.31	15.31	13.1%	16.63	15.04	10.6%
Philippines	51.07	48.26	5.8%	50.47	46.96	7.5%
(3) Average exchange rate for each period computed with the average exchange rate of each month.
(*) Exchange rate as of September, 30 2017

Press Release 3Q 2017 October 25, 2017	Page 21

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: October 25, 2017